UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: December 11, 2002

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay	
Suite 4200	**77002**
Houston, Texas	(Zip code)
(Address of principal executive offices)	

713/651-7000
(Registrant's telephone number, including area code)

EOG RESOURCES, INC.

Item 5. Other Events.

On December 10, 2002, EOG Resources, Inc., a Delaware corporation ("EOG" or the "Company"), entered into an amendment (the "Amendment") to its Rights Agreement, dated as of February 14, 2000, as amended, between the Company and EquiServe Trust Company, N.A. (as Rights Agent) (the "Rights Agreement") to create an exception to the definition of "Acquiring Person" to permit a qualified institutional investor to "Beneficially Own" 10% or more but less than 15% of the Company's common stock, par value $.01 per share (the "Company Common Stock") then outstanding without being deemed an Acquiring Person if such institutional investor meets the following requirements: (1) such institutional investor is described in Rule 13d-1(b)(1) promulgated under the Securities Exchange Act of 1934 and is eligible to report (and does in fact report) beneficial ownership of Common Stock on Schedule 13G; (2) such institutional investor is not required to file a Schedule 13D (or any successor or comparable report) with respect to its beneficial ownership of Company Common Stock; and (3) such institutional investor does not Beneficially Own 15% or more of the Company Common Stock then outstanding. Under the terms of the Rights Agreement, a "Person" (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary of the Company, or any entity holding Company Common Stock for or pursuant to the terms of any such plan) who does not meet the aforementioned exception is deemed an Acquiring Person if such Person is the Beneficial Owner of 10% or more of the Company Common Stock.

A copy of the Amendment is set forth as Exhibit 4.1 to this Current Report on Form 8-K and is incorporated by reference herein. The foregoing is qualified in its entirety by reference to the Amendment.

Item 7. Financial Statements and Exhibits.

(c)   Exhibits

4.1   Amendment, dated as of December 10, 2002, to the Rights Agreement, dated as of February 14, 2000, between EOG and EquiServe Trust Company, N.A., as amended.

Item 9. Regulation FD Disclosure

Natural Gas and Crude Oil Financial Price Swap and Collar Contracts

I. Natural Gas Financial Price Swap and Collar Contracts - Presented below is a summary of EOG's natural gas financial price swap and collar contracts. EOG accounts for these price swap and collar contracts utilizing the mark-to-market accounting method.

(a) Price Swaps

EOG had price swaps in place, which are closed, covering notional volumes of 200,000 MMBtud at an average price of $3.13 per MMBtu for October 2002 and notional volumes of 75,000 MMBtud at an average price of $3.35 per MMBtu for November and December 2002.

(b) Costless Collars

EOG had costless collar contracts in place covering notional volumes of 100,000 MMBtud with a floor price of $3.10 per MMBtu and ceiling prices that averaged $3.43 per MMBtu for October 2002. These contracts closed at a settlement price greater than the ceiling price.

For the period February 2003 through December 2003, EOG has a costless collar contract in place with the following floor and ceiling prices covering notional volumes of 25,000 MMBtud:

2003	Floor Price ($/MMBtu)	Ceiling Price ($/MMBtu)
February	$ 4.19	$ 5.05
March	$ 4.08	$ 5.00
April	$ 3.88	$ 4.80
May	$ 3.78	$ 4.70
June	$ 3.78	$ 4.70
July	$ 3.79	$ 4.73
August	$ 3.79	$ 4.73
September	$ 3.77	$ 4.73
October	$ 3.77	$ 4.73
November	$ 3.90	$ 4.90
December	$ 4.04	$ 5.05

(c) Collars

For the full year 2003, EOG has a collar contract in place with the following floor and ceiling prices covering notional volumes of 50,000 MMBtud:

2003	Floor Price ($/MMBtu)	Ceiling Price ($/MMBtu)
January	$ 3.87	$ 6.09
February	$ 3.76	$ 5.98
March	$ 3.61	$ 5.83
April	$ 3.59	$ 4.97
May	$ 3.54	$ 4.92
June	$ 3.56	$ 4.94
July	$ 3.59	$ 4.97
August	$ 3.60	$ 4.98
September	$ 3.60	$ 4.98
October	$ 3.60	$ 4.98
November	$ 3.77	$ 5.15
December	$ 3.92	$ 5.30

This collar contract was purchased at a premium of $0.10 per MMBtu.

II. Crude Oil Financial Price Swap Contracts - EOG has a contract in place covering notional volumes of two thousand barrels of oil per day at a price of $21.50 per barrel for the period October 2002 through December 2002. The portion of the contract that covers October and November 2002 is closed.

For the full year 2003, EOG has contracts in place covering notional volumes of two thousand barrels of oil per day at an average price of $25.44 per barrel. EOG accounts for these price swap contracts utilizing the mark-to-market accounting method.

Definitions
$/MMBtu	US Dollars per million British thermal units
MMBtu	Million British thermal units
MMBtud	Million British thermal units per day

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.

Date: December 11, 2002

By: /s/ TIMOTHY K. DRIGGERS

Timothy K. Driggers
Vice President, Accounting
and Land Administration
(Principal Accounting Officer)

EXHIBIT INDEX

4.1   Amendment, dated as of December 10, 2002, to the Rights Agreement, dated as of February 14, 2000, between EOG and EquiServe Trust Company, N.A., as amended.

EXHIBIT 4.1

AMENDMENT NO. 4 TO RIGHTS AGREEMENT

AMENDMENT NO. 4, (this "Amendment No. 4") dated as of December 10, 2002, to the Rights Agreement, dated as of February 14, 2000, as amended, by and between EOG Resources, Inc. (the "Company") and EquiServe Trust Company, N.A. (as Rights Agent) (the "Rights Agreement"). Terms used herein but not defined shall have the meanings assigned to them in the Rights Agreement.

WHEREAS, the Company and the Rights Agent have heretofore executed and entered into the Rights Agreement; and

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company may from time to time supplement or amend the Rights Agreement in accordance with the provisions of such Section 27; and

WHEREAS, the Board of Directors of the Company has determined that it is in the best interest of the Company and its stockholders to amend the Rights Agreement to provide that any "Person" that is a "Qualified Institutional Investor" (as defined herein) will not be deemed an "Acquiring Person."

NOW, THEREFORE, the Company and the Rights Agent hereby amend the Rights Agreement as follows:

1.   Section 1 of the Rights Agreement is hereby amended to include the following new definition in the appropriate alphabetical position, with the subsequent definitions being appropriately re-lettered and cross-references thereto being appropriately revised:

"Qualified Institutional Investor" shall mean, as of any time of determination, a Person that is described in Rule 13d-1(b)(1) promulgated under the Exchange Act (as such Rule is in effect on the date hereof) and is eligible to report (and does in fact report) beneficial ownership of Common Shares of the Company on Schedule 13G, and such Person (i) is not required to file a Schedule 13D (or any successor or comparable report) with respect to its beneficial ownership of Common Shares of the Company and (ii) shall be the Beneficial Owner of less than 15% of the Common Shares of the Company then outstanding.

2.   Section 1(a) of the Rights Agreement is hereby modified, amended and restated in its entirety as follows:

(a) "Acquiring Person" shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 10% or more of the Common Shares of the Company then outstanding, but shall not include (i) the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan or (ii) a Qualified Institutional Investor. Notwithstanding the foregoing, no Person shall become an "Acquiring Person" as the result of an acquisition of Common Shares by the

Company which, by reducing the number of Common Shares of the Company outstanding, increases the proportionate number of Common Shares of the Company beneficially owned by such Person to 10% or more of the Common Shares of the Company then outstanding; provided, however, that, if a Person shall become the Beneficial Owner of 10% or more of the Common Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Shares of the Company, then such Person shall be deemed to be an "Acquiring Person." Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be an "Acquiring Person" for any purposes of this Agreement.

3. Exhibit B to the Rights Agreement, being the form of Rights Certificate, is hereby modified and amended by inserting in the third line of the first paragraph following the words "dated as of February 14, 2000" the words ", as amended".

*   *   *

IN WITNESS WHEREOF, this Amendment No. 4 has been duly executed by the Company and the Rights Agent as of the day and year first written above.

EOG RESOURCES, INC.

By: /s/ EDMUND P. SEGNER, III
Name: Edmund P. Segner, III
Title: President and Chief of Staff

EQUISERVE TRUST COMPANY, N.A.
(as Rights Agent)

By: /s/ ANTHONY MILO
Name: Anthony Milo
Title: Managing Director